UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NOTIFICATION OF LATE FILING


SEC File Number:  001-10281


(Check One):

/  / Form 10-K   /  / Form 11-K  /  / Form 20-F  /x/ Form 10-Q  /  / Form N-SAR
      For Period Ended:  March 31, 2000

/  / Transition Report on Form 10-K			/  / Transition Report on Form 10-Q
/  / Transition Report on Form 20-F			/  / Transition Report on Form N-SAR
/  / Transition Report on Form 11-K
       For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

Full Name of Registrant:  Smith Corona Corporation

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number): 842 Bennie Road

City, State and Zip Code:  Cortland, New York  13045

Part II
Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

/x /
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x /

(b) 	The subject annual report, semi-annual report, transition report on Form
10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/  /
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c)
has been
attached if applicable.


Part III
Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Form 10-Q for the three months ended March 31, 2000 could not be filed within the prescribed time period because the employees with responsibility for financial reporting and accounting matters and other executive officers left the employ of the Registrant. As a result of the unavailability of such necessary assistance, the Registrant has been unavoidably delayed in the preparation of certain financial and related disclosures. Consequently, the subject report could not be filed without unreasonable effort or expense.





Part IV
Other Information

(1) Name and telephone number of person to contact in regard to this notification:

	Martin D. Wilson	(607) 753-6011
              (Name) 	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
no, identify report(s).    /x / Yes   /  / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?  /x / Yes   /  /  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The income statement information reflecting the results of operations of the Registrant for the periods in the three months ended March 31, 2000, will differ significantly from the results for the three months ended
March 31, 1999, due to continuing decline in typewriter and supplies market.

Due to the reasons described in Part III herein above, a reasonable estimate of the results cannot be made at this time.


Smith Corona Corporation
(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 15, 2000
By:  /s/Martin D. Wilson
Name:  Martin D. Wilson
Title: President, Chief Executive Officer
and Chief Financial Officer




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